Exhibit 99.1

WEBUY GLOBAL LTD Receives Nasdaq Notification Regarding Minimum Stockholders’ Equity Deficiency

Singapore, January 9, 2026 – WEBUY GLOBAL LTD (Nasdaq: WBUY) (the “Company” or “Webuy”) today announced that the Company received a notice from the staff of the Nasdaq Listing Qualifications department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) stating that it is not in compliance with the minimum of $2,500,000 in stockholders’ equity for continued listing of the Company’s class A ordinary shares of a par value of US$0.0000462 each (the “Class A Ordinary Shares”) on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(b)(1) (the “Minimum Stockholders’ Equity Rule”) (the “Notification Letter”).

The Minimum Stockholders’ Equity Rule requires companies listed on The Nasdaq Capital Market to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing. However, based on the Company’s Form 6-K filed on October 29, 2025, where the Company filed its unaudited condensed interim consolidated financial statements for the six months ended June 30, 2025, the Company reported stockholders’ equity of $364,584 as of June 30, 2025, and the Company does not meet the alternatives of market value of listed securities or net income from continuing operations as of January 5, 2026, and is thus non-compliant with the Minimum Stockholders’ Equity Rule.

The Company’s Class A Ordinary Shares continue to trade on The Nasdaq Capital Market under the symbol “WBUY,” and the Company’s business operations are not affected by receipt of the Notification Letter. The Notification Letter has no immediate effect on the Company’s listing status. In accordance with the Nasdaq Listing Rules, the Company has 45 calendar days, or until February 19, 2026, to submit a plan to regain compliance. If the plan is accepted, Nasdaq may grant an extension of up to 180 calendar days from receipt of the Notification Letter to evidence compliance.

The Company is evaluating a range of measures to regain and sustain compliance, consistent with the Nasdaq Listing Rules and in the ordinary course of its corporate and capital planning activities, and intends to maintain its continued listing on The Nasdaq Capital Market. The Company intends to submit the compliance plan by the February 19, 2026, due date. There can be no assurance that the Company’s plan will be accepted, or that the Company will be able to regain and sustain compliance with the Minimum Stockholders’ Equity Rule and all other applicable continued listing requirements.

About WEBUY GLOBAL LTD

WEBUY GLOBAL LTD (Nasdaq: WBUY) is a technology-driven platform transforming social commerce and travel services across Southeast Asia. The Company provides curated travel experiences, cross-border tour services, and region-wide travel solutions for customers in Indonesia, Singapore, and international markets. Webuy is focused on building an integrated travel ecosystem powered by innovation, service quality, and regional partnerships.

For more information, visit www.webuy.global.

Forward-Looking Statements

This press release contains forward-looking statements involving risks and uncertainties, including statements relating to the Company’s future business plans, growth expectations, expansion strategy, and the anticipated impact of the divestment. Actual results may differ materially due to market conditions, operational execution, regulatory developments, and other factors. The Company undertakes no obligation to revise forward-looking statements except as required by law.

Investor & Media Contact

WEBUY GLOBAL LTD
Email: ir@webuy.global